UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Transaction notification

Issued: 27 August 2024, London UK

Statement: Zantac (ranitidine) litigation - Delaware Supreme Court to review Superior Court's Daubert decision

GSK plc (LSE/NYSE: GSK) welcomes today's decision by the Delaware Supreme Court that it will review the Delaware Superior Court's decision allowing the introduction of plaintiffs' expert evidence at trial. Interlocutory reviews are granted in exceptional circumstances, and GSK is pleased that the Supreme Court is of the view that such circumstances are present here.

The scientific consensus remains that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer. Since 2019, there are 16 epidemiological studies looking at human data regarding the use of ranitidine, including outcomes for more than 1 million patients using ranitidine, supporting this consensus.

GSK is committed to vigorously defending itself and managing this litigation in the best interests of the Company and its shareholders. The Delaware litigation will progress in parallel with the Delaware Supreme Court review. Alongside review by the Delaware Supreme Court, the Company will press additional defenses in the litigation, including failure to provide proof of use and proof of diagnosis requirements recently ordered by the Court.

Notes to Editors
* The Daubert standard, established in the U.S. Supreme Court case Daubert v. Merrell Dow Pharmaceuticals, Inc. 509 US 579 (1993) provides criteria for evaluating whether expert testimony is admissible under Federal Rule of Evidence 702. Under Rule 702 and Daubert, an expert may offer testimony if he or she is qualified by knowledge, education, training or experience in a given area and the testimony offered is reliable, relevant and helpful to the jury. In applying the Daubert standard, the Court acts as a gatekeeper, ensuring that expert opinions meet certain standards for reliability and that speculative or unreliable opinions are not presented to the jury.  In Daubert, the Supreme Court identified four factors to guide assessment of an expert's methodology: (1) whether the expert's methodology has been tested or is capable of being tested; (2) whether the theory or technique used by the expert has been subjected to peer review and publication; (3) whether there is a known or potential error rate of the methodology; and (4) whether the technique has been generally accepted in the relevant scientific community. The Daubert standard is applicable to expert testimony in all federal cases. Many states also have adopted standards identical to the federal Daubert standard.

The term "Daubert Standard" comes from the United States Supreme Court case: Daubert v Merrell Dow Pharmaceuticals Inc 509 US 579 (1993).

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q2 Results for 2024.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 28, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc